Exhibit 99.2

CONVENING NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given to the shareholders of LuxExperience B.V. (Company) by the board of managing directors of the Company (the Management Board) that the annual general meeting of shareholders of the Company is convened at 14:00 CET on Thursday November 5, 2026, to be held at the offices of the Company, Einsteinring 9 85609, Aschheim, Federal Republic of Germany (the AGM). The AGM shall be conducted in English.

The AGM is convened to discuss and decide on the following:

Agenda

1.	Opening

2.	Dutch statutory annual report for the financial year ended 30 June 2026 (FY 2026)

3.	Explanation of the dividend policy

4.	Proposal to adopt the Dutch statutory annual accounts for FY 2026*

5.	Discharge

a.	Proposal to discharge the members of the Management Board from liability for their duties performed during FY 2026*

b.	Proposal to discharge the members of the supervisory board of the Company (the Supervisory Board) from liability for their duties performed during FY 2026*

6.	Composition of the Supervisory Board: Proposal to appoint Mr. Sebastian Wendling as member of the Supervisory Board*

7.	Closing

Agenda items marked with an asterisk (*) are voting items.

The agenda with explanatory notes, the Dutch statutory annual report FY 2026, including the Dutch statutory financial statements for FY 2026 and auditor’s opinion, and further AGM documents are available on the Company’s corporate website LuxExperience B.V. – Governance – General Meeting. Hard copies of the AGM documents can be requested to be sent to you by sending an e-mail to agm@luxexperience.com. The AGM documents are also available for inspection at the offices of the Company (Einsteinring 9, Aschheim/Munich, Germany).

Registration

Shareholders who wish to attend the AGM, have to register for the AGM by November 3, 2026 at 18.00 CET at the latest, by sending an email to agm@luxexperience.com, for each shareholder concerned (or person entitled to vote) a statement that it wishes to register for the AGM including the number of shares notified for registration and held by the relevant shareholder. The shareholder will receive an email confirming its registration including the number of shares registered for the AGM.

Voting

Shareholders registered in the Company’s register of shareholders may use the proxy from with voting instructions to vote without attending the AGM (form available free of charge on) LuxExperience B.V. - Governance - General Meeting.) The deadline for submitting a proxy form is November 3, 2026, 23.59 CET. It is not possible to vote (electronically) during the AGM.

Holders of American Depositary Shares

Holders of American Depositary Shares will receive a separate notice of the AGM through the Company’s depositary agent (Bank of New York Mellon). The option of attendance will not be available to holders of American Depositary Shares.

Aschheim/Munich, September 18, 2026

The Management Board

Contact details:

Einsteinring 9

5609 Aschheim/Munich Germany

agm@luxexperience.com